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                          March 21, 2023

       Paul Hastings
       Chief Executive Officer
       Nkarta, Inc.
       6000 Shoreline Court, Suite 102
       South San Francisco, California 94080

                                                        Re: Nkarta, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 17,
2023
                                                            File No. 333-270680

       Dear Paul Hastings:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brophy Christensen,
Esq.